Exhibit 4

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 7, 2013 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2012. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section of this document, as well as the following: global financial conditions; the ability of Denison to meet its obligations to its creditors and the uncertainty of funding; volatility in the market price of the Company’s shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison’s mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison’s ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison’s products and services obsolete; property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison’s operations in foreign jurisdictions; potential claims of Canada’s first nations people; dependence on key personnel; the potential influence of Denison’s largest shareholder, Korea Electric Power Corporation; potential conflicts of interest for the Company’s directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

2012 HIGHLIGHTS

•	In June 2012, Denison sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”) to Energy Fuels Inc. (“EFR”). In exchange, consideration equal to 425.4 million EFR common shares was received and distributed to Denison shareholders of record on June 29, 2012 (the “EFR Transaction”).

•

A total of 27,263 metres was drilled in 58 holes at Wheeler River in 2012. Highlights include intersections that expanded the Phoenix B uranium deposit, including WR-474 which intersected 18.37% eU3O 8[1] over 4.4 metres and WR-478 which intersected 21.74% eU3O8 [1] over 1.6 metres.

•

Based on surface diamond drilling campaigns from 2008 to 2012, the total indicated mineral resource estimate for the combined Phoenix A and B deposits on its Wheeler River project has been updated to 52,300,000 pounds U3O8 at an average grade of 15.6% U3O8. Additionally, the total inferred mineral resource estimate has been updated to 7,600,000 pounds U3O8 at an average grade of 29.8% U3O8. Denison filed an independent technical report on these estimates in accordance with Canadian securities laws on January 16, 2013.

•

The Canadian Nuclear Safety Commission authorized the amendment of the operating license for the McClean Lake mill, of which Denison holds a 22.50% interest, permitting an increase in the annual production from 8.0 million pounds U3O8 to 13.0 million pounds U3O8, and receipt and processing of ore slurry from the McArthur River Mine.

•	The Midwest joint venture, of which Denison holds a 25.17% interest, received approval of its environmental assessment by the Federal Minister of Environment in August 2012.

•

New mineral resource estimates on the Mutanga project in Zambia were prepared for the newly discovered Dibwe East deposit, consisting of inferred mineral resources of 28,246,000 pounds U3O8 contained in 39,800,000 tonnes grading 322 parts per million U3O8. Denison filed an independent technical report on these estimates in accordance with Canadian securities laws on March 28, 2012.

•	Denison entered into an agreement in November 2012 to acquire the outstanding common shares of JNR Resources Inc. (“JNR”) at an exchange ratio 0.073 by way of plan of arrangement (the “JNR Arrangement”). This transaction was completed and closed on January 31, 2013.

•	Denison acquired ownership of 3.6 million units of International Enexco Ltd. (“Enexco”) in November 2012. Each unit was comprised of one common share and one half of one common share purchase warrant. On a partially diluted basis, this investment represented approximately 13.9% of the issued and outstanding shares of Enexco. Denison also acquired the right to Board representation and the right to subscribe to future offerings in certain cases.

•	Denison closed a $7.0 million flow-through share offering in October 2012.

[1]	These grades are reported as equivalent uranium (eU3O8 ) as determined by downhole total gamma radiometric logging equipment.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

ABOUT DENISON

Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (“OBCA”) and by articles of arrangement effective December 1, 2006. Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler project, and after the close of the JNR Arrangement on January 31, 2013, Denison’s exploration project portfolio includes 32 projects and totals over 530,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Strategy

With the sale of its U.S. Mining Division, Denison is on the path to build one of the strongest portfolios of strategic uranium deposits and properties in the Eastern Athabasca Basin. Denison plans to spend its exploration dollars to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful acquisitions and exploration programs and position the Company as a top-tier uranium industry investment.

The Uranium Industry

Nuclear power capacity is growing while uranium production continues to be below annual demand resulting in continued depletion of remaining inventories and secondary supplies. The impact of the Fukushima Daichii nuclear incident continues to be felt as reactors in Japan remain shut down and some countries such as Germany and Switzerland continue to pursue nuclear free power generation policies. Even with these projected reductions in demand, there continues to be a long-term supply-demand imbalance which can be expected to continue for the foreseeable future. Prices must increase to support the development of new mines that will be required to meet existing demand and projected increases in future demand.

Uranium Demand

According to the World Energy Outlook 2012 reference case forecast, world net electricity consumption is expected to increase 35% from 2010 levels by 2035. Total demand for energy is projected to increase on average by 1.2% per year from 144 trillion kilowatt hours in 2010 to 195 trillion kilowatt hours in 2035. China accounts for the largest share of the growth in global energy use, with its demand rising 60% by 2035, followed by India and the Middle East. Nuclear power is projected to represent a 12% share of electricity generation, which represents a downward revision from previous projections in light of policy changes in a few countries, as a result of the Fukushima Daiichi incident, and competitive pressures from natural gas in North America.

The World Nuclear Association reports that there are 435 nuclear reactors operable in 30 countries. These reactors generate 374.1 gigawatts of electricity and supply approximately 13% of the world’s electrical requirements. Of greater significance, 65 nuclear reactors are under construction in 13 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 50 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 232 reactors that are either under construction, or planned around the world. By comparison, prior to the Fukushima incident, in February 2011, there were only 218 reactors under construction or planned. China, in particular, has a very aggressive new build program underway. Some non-nuclear countries are continuing to move ahead with their plans, such as Saudi Arabia, which plans to build up to 16 reactors, and the United Arab Emirates, with one reactor under construction and contracts for an additional 3 reactors. Ux Consulting Company, LLC (“UxCo”), in its “Uranium Market Outlook – Q4 2012” (the “Q4 Outlook”), estimated that, by 2030, there will be 607 nuclear reactors in operation worldwide, supplying 601.4 gigawatts. This would represent an increase of over 60% in nuclear capacity, with 13 new countries joining the nuclear family. This is down only slightly from forecasts made prior to the Fukushima incident in Japan. UxCo also estimated in its Q4 Outlook that uranium demand will grow from 184.2 million pounds of U3O8 in 2012 to 211.5 million pounds in 2020.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production in Kazakhstan and Africa over the last few years while others are in various stages of development, including Cigar Lake in Canada. From 2008 to 2012, annual production in Kazakhstan has more than doubled from 22.1 million pounds U3O8 to 54.3 million pounds. Although primary production has increased, it still only accounts for approximately 80% of demand and more mines are required to meet the increasing future demand, to replace dwindling secondary supplies and to replace mines that are being depleted.

UxCo has estimated in its Q4 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 147.7 million pounds in 2012 to 214.8 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to continue to be Kazakhstan, which is projected to increase production by about 28% between 2012 and 2020. In order to reach these estimated primary uranium supply levels, a number of large new mines, such as Cigar Lake in Canada and other mines mainly in Africa, will need to be developed and brought into production. Prices will need to increase appreciably to support the higher cost production profile of mines, other than Cigar Lake, and significant capital expenditures will be required to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 80% of current demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from current levels of 45.4 million pounds per year to 20.6 million pounds per year by 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have sufficient domestic uranium supplies to fuel their own nuclear power reactors. The electric utilities in those countries must secure their required uranium supply by entering into medium and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium mineral reserves and record of performance and production cost profile. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including governments and other utilities holding excess inventory.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

Historically, spot prices are more volatile than long-term prices. The spot price began 2012 at $52.00 per pound U3O8 and remained in the lower $50.00 per pound range for most of the year until late July when it dropped below $50.00 per pound. The spot price dropped to $40.75 by November and ended 2012 at $43.50 per pound U3O8 .

The long-term price is set on a monthly basis and began the year at $63.00 per pound U3O8. It fell to $60.00 per pound in March and fluctuated between that level and $61.50 until December when it dropped to $56.00 per pound. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories.

Competition

Uranium production is international in scope but is characterized by a relatively small number of companies operating in only a few countries. Five producers produced over 65% of the estimated world production in 2012 and about 72% of the world’s production came from only four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

Denison has typically sold its uranium under a combination of long-term contracts and spot market sales. The long-term contracts had a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts was at the discretion of the customer, so the Company’s delivery obligations varied markedly from quarter to quarter. Spot sales were priced at or near published industry spot prices.

In June 2012, Denison sold its principal uranium production source and long-term uranium sales contracts. For the first six months of 2012, approximately 77% of Denison’s total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has no long-term contracts in place.

Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

On June 29, 2012, the Company completed a transaction with EFR whereby it sold its U.S. Mining Division. In accordance with IFRS, the Company has restated the presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

	Year Ended
(in thousands, except for per share amounts)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Results of Operations:
Total revenues from continuing operations	$11,127	$25,796	$50,888
Net income (loss) from continuing operations	(25,455)	(24,552)	(22,617)
Net income (loss) from discontinued operations	(92,493)	(46,317)	17,271
Basic and diluted earnings (loss) per share from continuing operations	(0.07)	(0.07)	(0.07)
Basic and diluted earnings (loss) per share from discontinued operations	(0.24)	(0.12)	0.05

(in thousands)	As at Dec. 31, 2012	As at Dec. 31, 2011	As at Dec. 31, 2010
Financial Position:
Cash and cash equivalents	$38,188	$53,515	$97,554
Working capital	35,298	93,516	133,837
Long-term investments	2,843	522	2,955
Property, plant and equipment	247,888	367,370	342,164
Total assets	300,356	504,486	523,003
Total long-term liabilities	$28,824	$38,391	$38,598

SUMMARY OF QUARTERLY FINANCIAL RESULTS

(in thousands, except for per share amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Total revenues from continuing operations	$2,596	$2,496	$2,431	$3,604
Net income (loss) from continuing operations	(4,601)	(9,647)	(1,695)	(9,512)
Net income (loss) from discontinued operations	155	188	(50,361)	(42,475)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.03)	(0.01)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	(0.13)	(0.11)

(in thousands, except for per share amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Total revenues from continuing operations	$4,432	$5,513	$11,816	$4,035
Net income (loss) from continuing operations	(16,039)	7,853	(9,938)	(6,428)
Net income (loss) from discontinued operations	(49,498)	7,631	(3,811)	(639)
Basic and diluted earnings (loss) per share from continuing operations	(0.04)	0.02	(0.03)	(0.02)
Basic and diluted earnings (loss) per share from discontinued operations	(0.13)	0.02	(0.01)	—

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

RESULTS OF OPERATIONS

Revenues

Mining

There were no uranium sales in 2012 from the Company’s continuing operations. In 2011, the Company sold 117,000 pounds of U3O8 for total sales revenue of $7,693,000 in the Canadian mining segment. There were no uranium sales in the fourth quarter of 2012 or 2011.

Services and Other

Revenue from the environmental services division (“DES”) for the three months and year ended December 31, 2012 was $2,211,000 and $9,456,000 compared to $3,995,000 and $16,190,000 in the same periods in 2011. Revenue decreased in 2012 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months and year ended December 31, 2012 was $385,000 and $1,671,000 compared to $437,000 and $1,913,000 in the same periods in 2011.

Operating Expenses

Mining

Since there were no uranium sales in 2012, mineral concentrates cost of goods sold was nil for 2012 compared with $6,659,000 for 2011.

The McClean Lake mill remained on stand-by for the entire year in 2012. The Cigar Lake joint venture continues to pay nearly all of the stand-by expenses under the terms of a toll milling agreement. Operating costs for the three months and year ended December 31, 2012 totaled $1,194,000 and $3,359,000 compared to $290,000 and $804,000 for the three months and year ended December 31, 2011. Operating costs increased in 2012 due to increased funding of the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of stand-by costs.

Services and Other

Operating expenses include costs relating to DES amounting to $2,165,000 for the three months and $9,243,000 for the year ended December 31, 2012 compared to $3,682,000 and $15,342,000 respectively for the same periods in 2011. DES costs decreased in 2012 due to the expiry of the Faro contract in March 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint arrangements and as operator of its own properties in Canada, Mongolia and Zambia. Exploration expenditures for the three months ended and year ended December 31, 2012 were $1,823,000 and $12,508,000 compared to $1,164,000 and $13,150,000 for the three months and year ended December 31, 2011.

Canada

In the Athabasca Basin region of northern Saskatchewan, Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 24 other exploration projects including the Company’s 60% owned Wheeler River project, for the year ended December 31, 2012. Denison’s share of exploration spending on its Canadian properties totaled $701,000 for the three months ended December 31, 2012 and $5,725,000 for the year ended December 31, 2012. For the three months ended December 31, 2011, Canadian exploration spending totaled $519,000 and $6,783,000 for the year ended December 31, 2011.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The 2012 drill program on the Wheeler River project mainly targeted mineralization at the Phoenix A and B deposits. A total of 27,263 metres was drilled in 58 holes which expanded the Phoenix deposits and resulted in the following updated mineral resource estimate:

2012 Phoenix Mineral Resource Estimate Summary

(Effective Date December 31, 2012)

Category	Deposit	Tonnes (100% Basis)	Grade (% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 Company’s Share
Indicated	A Deposit	133,500	15.8	46.5	27.9
Indicated	B Deposit	19,000	14.1	5.9	3.5

Total Indicated		152,400	15.6	52.3	31.4
Inferred	A Deposit	6,300	51.7	7.2	4.3
Inferred	B Deposit	5,300	3.5	0.4	0.3

Total Inferred		11,600	29.8	7.6	4.6

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported above a cut-off grade of 0.8% U3O8.

Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $25,000 for the three months ended and $3,156,000 for the year ended December 31, 2012 compared to $200,000 for the three months ended and $3,971,000 for the year ended December 31, 2011. A 29,700 metre drill program was completed on the Urt Tsav and Ulziit properties in 2012 with the drilling on Ulziit approximately doubling the defined extent of the mineralized system.

The Company currently has an 85% interest in the GSJV in Mongolia. The other party to the joint venture is the Mongolian government with a 15% interest. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending receipt of mining licences and government reviews and authorizations. In March 2012, the Company acquired the 15% interest of Geologorazvedka, a Russian entity, for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. Discussions are on-going and the timing for completion of the restructuring is uncertain at this time.

Zambia

Exploration expenditures of $1,097,000 and $3,627,000 for the three months and year ended December 31, 2012 were incurred on the Company’s Mutanga project in Zambia compared to $445,000 and $2,396,000 for the three months and year ended December 31, 2011. A total of 18,160 metres of exploration drilling was completed in 137 drill holes in 2012. Drilling in 2012 targeted several areas, including Mutanga East, Dibwe North and the Dibwe-Mutanga corridor, plus deeper targets beneath known mineralization at the Dibwe and Mutanga deposits. Promising intersections were obtained at Mutanga East and along the Dibwe-Mutanga corridor, demonstrating the potential of these areas.

General and Administrative

General and administrative expenses totaled $3,731,000 for the three months ended and $10,475,000 for the year ended December 31, 2012 compared with $2,254,000 for the three months ended and $9,901,000 for the year ended December 31, 2011. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The increased expenditures in 2012 result from severance costs relating to reductions in Toronto office personnel of $1,018,000, offset by a decrease in share-based compensation of $560,000.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other Income and Expenses

Other income (expense) totaled ($1,457,000) for the three months ended and ($2,676,000) for the year ended December 31, 2012 compared with ($10,085,000) for the three months ended and ($1,904,000) for the year ended December 31, 2011. This consists primarily of foreign exchange gains (losses) which totaled $868,000 for the three months ended and ($2,526,000) for the year ended December 31, 2012 compared to ($10,413,000) for the three months ended and ($1,108,000) for the year ended December 31, 2011. Also included is a payment made in March 2012 of ($742,000) related to the buyout of Geologorazvedka’s 15% interest in the GSJV.

Discontinued Operations

On June 29, 2012, the Company and EFR completed the EFR Transaction whereby EFR acquired the U.S. Mining Division from Denison in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the EFR Transaction, Denison completed the remaining steps in the Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital. Upon completion of the Denison Arrangement, Denison shareholders of record on June 29, 2012 received approximately 1.106 common shares of EFR for each common share of the Company they owned while retaining their Denison shares.

The Company accounted for the EFR Transaction in accordance with the requirements of IFRIC 17 ‘Distribution of Non-Cash Assets to Owners’. One of the requirements of IFRIC 17 is to fair value the assets being distributed to shareholders, which in this case was the EFR Share Consideration.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822.

In performing the impairment test, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than its carrying value. As a result, the Company recognized an impairment charge of $97,944,000 in the year ended December 31, 2012.

As a result of the EFR Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended		Year Ended
(in thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Revenue
Management fees	$385	$437	$1,671	$1,913

There were no commission or transaction fees for the periods shown above. At December 31, 2012, accounts receivable includes $143,000 (2011—$226,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provided for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This long-term offtake agreement has been assigned to EFR as part of the EFR Transaction.

KEPCO also entered into a strategic relationship agreement. Pursuant to this agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. In addition, KEPCO is entitled to designate two persons to be nominated to Denison’s board of directors if it maintains at least a 15% share interest in Denison, which is permanently reduced to one board of director nomination if KEPCO’s share interest falls to between 5% and 15%.

As at December 31, 2012, KEPCO’s holds 58,000,000 shares of Denison representing a share interest of approximately 14.92%. Under the terms of the strategic relationship agreement, KEPCO is now only entitled to nominate one director to Denison’s board of directors.

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

Other

During 2012, the Company has incurred management and administrative service fees and other expenses of $75,000 (2011: $176,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2012, an amount of $nil (2011: $nil) was due to this company.

During 2012, the Company has incurred fees of $299,000 with a legal firm where a director of the Company is a partner at the firm. At December 31, 2012, an amount of $285,000 is due to this legal firm.

During 2012, the Company has incurred fees of $52,000 for air chartered services from a company owned by the Chairman of the Company. At December 31, 2012, an amount of $nil is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The following compensation was awarded to key management personnel:

	Three Months Ended		Year Ended
(in thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Salaries and short-term employee benefits	$452	$1,142	$1,614	$2,210
Share-based compensation	362	849	1,127	1,872
Termination benefits	867	—	867	—

Key management personnel compensation	$1,681	$1,991	$3,608	$4,082

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $38,188,000 at December 31, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $15,327,000 was due primarily to cash used in operations of $6,769,000 and expenditures on property, plant and equipment totaling $13,122,000, offset by proceeds from flow-through common share issues of $6,556,000.

Net cash used in operating activities of $6,769,000 during the year ended December 31, 2012 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $14,025,000 in inventories prior to the disposal of the U.S. Mining Division, and a decrease of $9,449,000 in trade and other receivables.

Net cash used in investing activities was $16,043,000 consisting primarily of expenditures on property, plant and equipment of $13,122,000 and investment purchases of $1,816,000.

Net cash from financing activities totaled $6,560,000 primarily due to the issue of flow-through common shares, net of issue costs.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $15,327,000 in the year.

On June 28, 2012, the Company put in place a revolving term credit facility (the “Credit Facility”) for $15,000,000. The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012 and 50% of positive net income in each fiscal quarter from and including March 31, 2012. The Credit Facility terminates on June 28, 2013. There is no debt outstanding under this facility; however, $9,748,000 of the line was used as collateral for certain letters of credit at December 31, 2012.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to a standby fee of 1%.

SUBSEQUENT EVENTS

On January 31, 2013, Denison closed the JNR Arrangement whereby it acquired all of the outstanding common shares of JNR. Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio. On closing, Denison issued 7,975,479 common shares with a value of approximately CAD$10,900,000.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

On January 16, 2013, Denison announced the signing of a Binding Letter of Intent to acquire a portfolio of assets from Fission Energy Corp. (“Fission”) which include its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut and its interests in two joint ventures in Namibia (collectively, the “Fission Assets”). Denison entered into an arrangement agreement with Fission on March 7, 2013 (the “Fission Arrangement”). Under the terms of the Fission Arrangement, Denison will offer shareholders of Fission 0.355 shares of Denison for each Fission share held. The completion of the transaction is conditional upon, among other things, certain assets of Fission being spun out to a new company. Denison expects to issue approximately 49,200,000 common shares to complete the acquisition, which values the Fission Assets at approximately CAD$62,500,000 based on Denison’s closing share price of CAD$1.27 per share on March 6, 2013.

FINANCIAL INSTRUMENTS

	Financial Instrument Category (1)	December 31, 2012
		Fair	Carrying
(in thousands)		Value	Value
Financial Assets:
Cash and equivalents	Category D	$38,188	$38,188
Trade and other receivables	Category D	2,638	2,638
Investments	Category A/B	2,843	2,843
Restricted cash and equivalents	Category C	2,254	2,254

		$45,923	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E	6,628	6,628
Debt obligations	Category E	229	229

		$6,857	$6,857

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. Denison’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, where the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit facilities, if required.

The Company’s investments that are designated as financial assets at fair value through profit or loss have resulted in other income (expense) of $523,000 for the year ended December 31, 2012 compared to nil for the year ended December 31, 2011.

The Company’s investments designated as available for sale have resulted in unrealized gains (losses) recognized in accumulated other comprehensive income of $34,000 for the year ended December 31, 2012 compared to ($1,413,000) for the year ended December 31, 2011. Additionally, investment impairments on these investments were recorded under other income (expenses) totaling ($64,000) for the year ended December 31, 2012 compared to ($896,000) for the year ended December 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTSTANDING SHARE DATA

At March 7, 2013, there were 396,781,394 common shares issued and outstanding, 7,244,195 stock options outstanding and 272,290 warrants outstanding for a total of 404,297,879 common shares on a fully-diluted basis.

OUTLOOK FOR 2013

Canada

Mineral Property Exploration

Denison will manage or participate in 11 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$14,600,000 of which Denison’s share is CAD$9,900,000. At Wheeler River, a 25,000 metre winter and summer drill program is planned along with geophysical surveys at a total cost of CAD$6,800,000 (Denison’s share CAD$4,100,000). Drilling at Wheeler River will have a greater emphasis on exploration as compared to past years, both proximal to Phoenix and at other target areas. A small component of in-fill drilling is also planned to further expand and upgrade the Phoenix mineral resource estimates.

In addition to the Wheeler River project, winter drill programs are also planned for Moore Lake (6,400 metres), Hatchet Lake (1,940 metres), Wolly (2,500 metres) and McClean Lake (4,000 metres). Wolly and McClean Lake are operated by AREVA Resources Canada Inc. and Denison’s interest is 22.5% in each of those projects. Additional exploration work including summer drilling programs and geophysical surveys will also be carried out on the Crawford, Bachman, Russell Lake, Stevenson River, Perpete Lake and Bell Lake properties.

Development/Operations

Approximately CAD$3,500,000 (Denison’s share CAD$814,000) is budgeted for the Midwest and McClean Underground development stage projects and the SABRE program in 2013. The majority of the expenditures are planned for the evaluation of the results of the SABRE two hole test program completed in 2012 and the preliminary evaluation of the SABRE mining method for the Caribou and Midwest deposits. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012, and it was agreed to postpone a production decision due to the poor condition of the uranium market. A production decision will be revisited in 2013. Very little work is currently planned on the Midwest project.

The McClean Lake mill continues to be on stand-by, but activity at the mill has begun to ramp up in preparation for processing of Cigar Lake ore anticipated to begin later in 2013. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake joint venture, began last summer and will increase annual production capacity to 24 million pounds U3O8. Denison’s share of operating and capital expenditures in 2013 is estimated at CAD$1,800,000. Denison expenditures are expected to be offset by revenue projected at CAD$1,500,000 from toll milling revenues and the proceeds from the sale of approximately 25,000 pounds U3O8 recovered from McClean Lake ores processed as part of the Cigar Lake commissioning efforts.

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out extensive programs of geological mapping and geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program will total an estimated $3,500,000.

In Mongolia, mining licence applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the GSJV to meet the requirements of the Mongolian Nuclear Energy Law. In 2013, the Mongolian program is estimated at $1,700,000. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain the mining licenses.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets’ useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. In certain instances, the total anticipated production from a facility will require making estimates about future toll milling volumes.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated mineral resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results, discounted net cash flows, and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, among other things: mineral reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

NEW ACCOUNTING PRONOUNCEMENTS

Several pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not yet effective for the year ended December 31, 2012 but will be for accounting periods beginning on or after January 1, 2013. Those that are applicable to the Company are listed below:

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2014:

(a)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not evaluated the impact of adopting this standard.

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2013:

(a)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

(b)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires the venture to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures.

(c)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

(d)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

(e)	International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date.

(f)	International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company has conducted a preliminary review of the pronouncements effective for the Company’s fiscal period beginning January 1, 2013. Apart from additional disclosure required by IFRS 12 and an immaterial change in the accounting for the Company’s post-employment benefits required by IAS 19, the Company does not expect the adoption of these standards, as described above, to have a material impact on the Company’s financial statements

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has the following contractual obligations at December 31, 2012:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Debt Obligations	$229	$125	$94	$10	$—
Operating lease and other obligations	$1,070	$404	$553	$113	$—

In connection with the EFR Transaction, Denison remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company due to its obligation to indemnify EFR. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.

ENVIRONMENTAL RESPONSIBILITY

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The mill and mine reclamation estimates at December 31, 2012 are $15,664,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted letters of credit and trust funds as security for these liabilities. At December 31, 2012, the amount of these restricted cash and investments and line of credit collateralizing the Company’s reclamation obligations was $12,002,000.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.

Global Financial Conditions

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favorable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the common shares.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint arrangements, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for Denison’s securities does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline, such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral reserves and resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Benefits Not Realized from Transactions

Denison has completed a number of transactions over the last several years, including without limitation the JNR Arrangement and the EFR Transaction, and it expects to complete the Fission Arrangement in the second quarter of 2013. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties, and could adversely impact the Company and the price of its common shares.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield mineral reserves or result in commercial mining operations.

Imprecision of Mineral Reserve and Mineral Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Replacement of Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, GSJV and Mutanga projects are Denison’s sources of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing mineral deposits are found, Denison’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Reliance on ARC as Operator

As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties outside of Canada may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new mineral reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint arrangements and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.

There are a number of provisions under the Nuclear Energy Law that will significantly affect the GSJV, in which Denison currently holds an 85% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the entitlement of the Government of Mongolia to hold a 34% to 51% interest in each uranium property, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, at no cost to the Government. The Company is currently in the process of restructuring the GSJV to meet the requirements of the Nuclear Energy Law, pending government reviews and authorizations.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint arrangement partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key person life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Potential Influence of KEPCO

As at the date hereof, KEPCO indirectly holds a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 5% of Denison’s common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2012 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.